Filed pursuant to Rule 433
December 15, 2010

Relating to
Preliminary Prospectus Supplement dated December 15, 2010 to
Prospectus dated June 26, 2009
Registration Statement No. 333-152069

Tyco Electronics Group S.A.
$250,000,000 4.875% Senior Notes due 2021
Fully and Unconditionally Guaranteed by
Tyco Electronics Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.
Guarantor:	Tyco Electronics Ltd.
Offering Format:	SEC Registered
Size:	$250,000,000
Maturity:	January 15, 2021
Coupon:	4.875%
Price to Public:	99.422% of face amount
Yield to Maturity:	4.948%
Spread to Benchmark Treasury:	145 bps
Benchmark Treasury:	UST 2.625% due November 15, 2020
Benchmark Treasury Yield:	92-23+ / 3.498%
Interest Payment Dates:	January 15 and July 15, commencing on July 15, 2011
Redemption Provisions:
Make-Whole Call:	At any time at the greater of 100% of principal amount of notes or the make-whole amount at a discount rate equal to Treasury Rate plus 25 basis points.
Change of Control:

Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	December 15, 2010
Settlement Date:	December 20, 2010 (T+3)
CUSIP:	902133 AK3
ISIN:	US902133AK37
Denominations:	$2,000 x $1,000
Ratings:	Moody’s: Baa2 (Positive) / S&P: BBB (Positive) / Fitch: BBB (Positive)

Underwriters:	Joint Bookrunners: Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC
Co-Managers: Banca IMI S.p.A. Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.